2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

(713) 849-9911

October 5, 2009

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Proxy Statement Filed April 29, 2009
File No. 000-52423

Dear Mr. O’Brien:

Set forth below are the responses of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2009 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold face type the comments exactly as set forth in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment. A copy of this letter has been furnished on EDGAR as correspondence. Additionally, the Company will file through EDGAR and separately forward courtesy copies of Amendment No. 1 to Form 10-K (the “Amendment”) to address certain comments of the Staff contained in the Comment Letter.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Jesse E. Neyman
Jesse E. Neyman
Chief Financial Officer

cc:	Tracey McKoy (SEC)
Sherry Haywood (SEC)
W. Mark Young (Andrews Kurth LLP)

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 28

Results of Operations, page 34

1.	In future annual and quarterly filings please ensure the discussion of results and operations quantifies the impact of the various underlying factors mentioned in your analysis and discusses the underlying causes. For example:

•	On page 35 you list several factors contributing to the 51% increase in selling, general and administrative costs but do not quantify their impacts.

•

In your discussion of the operations of Chemicals and Logistics on page 37, you do not quantify the impact on revenue from the increase in sales of proprietary specialty chemicals, the effect of price increases instituted in the first quarter, the impact of the Sooner Energy Services, Inc. acquisition, or the offsetting impact of the decrease in sales of other chemical business. Given the importance of the rising cost of raw materials during the first part of 2008, quantification of the effect of price increases appears particularly important to an understanding of your operations.

•	The underlying reasons for the significant fluctuations in sales volume of “green” chemicals is not discussed. The decline in the quarter ended June 30 is not quantified.

•	You do not discuss the underlying causes of the increase in Drilling Products revenue from the organic growth discussed on page 38.

•

While gross margin was stable in calendar years 2008 and 2007, there was a significant decline in gross margin during the first two quarters of 2009. However the discussion of gross margin in the Forms 10-Q is very brief, does not provide detailed analysis, and does not quantify the impact of the underlying reasons.

These are examples and are not intended to be a comprehensive list. For additional guidance, please refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350.

Response: In future filings, the Company will enhance Management’s Discussion and Analysis to include more quantification of various material factors affecting changes in its financial results to provide investors with a better understanding of its operations.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

2.	We note your discussion of raw materials on pages 5 and 8 and throughout MD&A. In future filings please provide additional analysis of how the fluctuations in oil and gas prices affect your business. Discuss the impact of rising prices on your margins, your ability to recover these costs through corresponding price increases, the impact during the periods presented, and the anticipated impact in future periods. Regarding the recent significant decline in oil and gas prices, provide a more detailed analysis that clarifies and to the extent possible, quantifies the link between a decline in oil and gas prices and specific effects on your business. Provide quantified information to the extent available. We note you began presenting rig count in your March 31, 2009, Form 10-Q. To the extent management is aware of intermediate metrics indicative of the strength of markets, such as rig count, well completions, or industry exploration and production expenditures, disclosure and analysis of such quantified information may assist investors in viewing the business through the eyes of management. Disclose and analyze any specific events or trends that may impact future operations, such as significant customer project delays or modifications and adverse competitive pressures in significant markets. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: In future filings, the Company will enhance its disclosure related to discussion of raw materials to include specific events and industry metrics that could impact its business operations or industry as a whole.

3.	We note you present a non-GAAP reconciliation on page 34. Please tell us and disclose in future filings the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. If you continue to present this measure in future filings, please include the disclosures discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website. Provide us with an example of your intended future disclosure.

Response: Management believes that the presentation of the non-GAAP disclosure is appropriate as the impact of the Impairment will become immaterial to the users of the Company’s financial statements within a near-term period. Accordingly the Company will provide the following additional disclosure in its future filings:

“We utilize the financial measure of income from operations to track our segment performance. This measure reflects operating margins less direct expense associated with the generation of segment revenue. Management further uses this measure to analyze cash flow generated by each segment. Large non-cash impacts to operating income that do not recur are not considered by Management when reviewing segment performance or predicting future earnings or cash flows.”

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Additionally, Management will utilize net income and earnings per share to assess overall Company performance. Infrequent non-cash adjustments are not considered when comparing current period results to prior operating performance nor are they considered when predicting future results.

Capital Resources and Liquidity, page 41

4.	You state on page 39 the Drilling Products segment requires higher levels of capital expenditures than your other segments. We note capital expenditures for this segment amounted to $19.8 million for 2008 and you plan to reduce capital spending in this segment by more than 50% in 2009 from 2008 levels. We further note from your cash flow statement as of June 30, 2009 you’ve spent $4.9 million for capital expenditures. In future filings please disclose your estimate for capital expenditures for the remaining 2009 fiscal year for this segment and the source of funds. Please also address whether a significant decrease in capital expenditures will impact your results of operations and liquidity for this segment.

Response: Management does not consider capital expenditures by segment to be information that is material to investors. Management views segment operating profit as the key segment performance indicator. Working capital and liquidity for all segments are managed on a consolidated basis. Any capital expenditures are reviewed and approved centrally based upon business need and return on investment metrics. Therefore we will no longer disclose this information on a segment basis in future filings as we do not believe it is useful to the investor. We do believe, that like Management, an investor would be most interested in understanding capital expenditures for a total Company perspective similar to the manner in which we disclose and manage borrowings under our debt agreements.

5.	You state on page 41 that during the year ended December 31, 2008, changes in working capital used approximately $3.4 million in cash, principally due to an increase of $14.5 million in inventory, an increase of $8.5 million in accounts receivable partially offset by an increase of $12.4 million in accounts payable and an increase of $7.5 million in accrued liabilities, including interest. In future filings please provide a more robust liquidity discussion of the material changes in your operating accounts. Specifically, please discuss key drivers contributing to material increases or decreases in working capital. Furthermore, given that you have cash obligations related to your long-term debt and your history of covenant violations, in future filings please discuss your ability to satisfy your debt obligations and fund capital expenditures and operations. Refer to Sections 501.03 and 04 of the Financial Reporting Codification for guidance.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Response: In future filings, the Company will provide more robust disclosure related to its liquidity by providing greater discussion of key drivers contributing to changes in working capital. Within the liquidity section of Management’s Discussion and Analysis in the final paragraph of the Capital Resources and Liquidity section, the Company provided disclosure to the effect that Management believes the Company has adequate resources through a combination of cash flows and available credit to meet its current obligations and debt payment requirements. In future filings, the Company will expand this disclosure to include a reference to capital expenditures.

Critical Accounting Policies and Estimates, page 47

Revenue, page 47

6.	In future filings please expand your revenue recognition policy to disclose the amount of revenue attributable to claims and unapproved change orders, if material, for each period presented. Refer to SOP 81-1 and the AICPA Audit and Accounting Guide for Construction Contractors for guidance.

Response: In future filings, the Company will enhance its disclosure related to discussion of change orders, if material, for each period presented.

7.	Please clarify whether there are material sales from services outside of your logistics division and, if so, revise your revenue recognition policy to disclose your policy for recognizing revenue from providing these services.

Response: Sales from services outside of the Company’s logistics division represented approximately 6% of total consolidated revenue in 2008 and approximately 7% of total consolidated revenue in 2007. The Company has evaluated the qualitative factors of the materiality of the sales of services outside the logistics division. Qualitative factors considered included (i) does not affect analyst expectations; (ii) incentive compensation is not tied to this disclosure and (iii) this disclosure is not tied to precise measurement. Based on this qualitative evaluation, the Company determined that misstatements of relatively small amounts of sales from services outside the logistics division would not have a material effect on the financial statements. The Company will continue to monitor future sales from services outside the logistics division and will revise its revenue recognition policy when the sales reach a material level.

Goodwill, page 48

8.	Please expand your discussion of goodwill and impairment testing to include the following disclosure about impairment testing of goodwill:

•	Revise your disclosure to provide a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

•

Provide a description of the valuation method used to determine the fair value of your reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions. For example, disclosure of the assumptions under the discounted cash flow method should include the discount rate used, projected revenue growth rates, and the operating profit margin, at a minimum.

•	Include a sensitivity analysis of the material assumptions using other reasonably likely inputs.

•

Clarify whether the fair value of each of your reporting units is or is not materially in excess of the carrying value and discuss the implications on the sensitivity of your assumptions or the possibility of future impairment. For any reporting units with a carrying value that is not materially different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom.

Please provide us with an example of your intended future disclosure.

8.	Response: In future filings, the Company will enhance its disclosure to expand the discussion of goodwill and impairment testing. An example of this future disclosure follows:

“Impairment Valuation

We disclosed our critical accounting policies in our Annual Report on Form 10-K for the year ended December 31, 2008. No significant changes have occurred to those policies except our adoption of SFAS No. 141R effective January 1, 2009. SFAS No. 141R provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the Company. We have not acquired any companies since adopting SFAS No. 141R on January 1, 2009, and accordingly the companies we acquired prior to December 15, 2008 have been accounted for under SFAS 141. See Note 3 of the Notes to the Consolidated Condensed Financial Statements.

Flotek records goodwill related to business acquisitions when the purchase price exceeds the fair value of identified assets and liabilities acquired. Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill is subject to an annual impairment test. Flotek normally performs its annual goodwill impairment testing in the fourth quarter. If an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying value; an interim impairment

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

test would be performed between annual tests. In the second quarter of 2009, the continued global financial and credit crisis and economic slowdown impacted our businesses and resulted in management reassessing the operating plans for its reporting units. As a result, we performed an interim impairment test at June 30, 2009. This impairment test incorporated the revised operating plans included in our initial long range financial forecast for each reporting unit to reflect our most current assessment of estimated fair value used for purposes of the June 30, 2009 goodwill impairment test.

Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of its goodwill to measure the amount of impairment loss. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (e.g., the fair value of the reporting unit is allocated to all of the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).

The primary technique we utilize in estimating the fair value of our reporting units is discounted cash flow analysis. Discounted cash flow analysis requires us to make various judgments, estimates and assumptions about future sales, operating margins, growth rates, capital expenditures, working capital and discount rates.

The long-range financial forecast is normally completed in the fourth quarter of each year, and it serves as the primary basis for our estimate of reporting unit fair values, absent significant changes in our outlook on future results. In addition, we compared the sum of the fair values that resulted from our discounted cash flow analysis of our reporting units to our current market capitalization to determine that our estimates of fair value were reasonable.

For purposes of the impairment testing, we determined that our Chemical and Logistics operating segment and our Artificial Lift operating segment to be reporting units. Additionally, we determined that a component of our Drilling Products operating segment, Teledrift, to be a reporting unit due to the availability of discrete financial information and that operating segment management regularly reviews its results. The remaining components of the Drilling Products operating segment were considered to be a reportable unit due to their similar economic characteristics.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

In the first step of our June 30, 2009 impairment test, we determined that, the carrying value of our Teledrift reporting unit exceeded its estimated fair value; therefore, step two of the goodwill impairment test was required for that reporting unit. Additionally, in our impairment test of Chemical and Logistics reporting unit, we determined an estimated fair value that exceeded the carrying value of this reporting unit by more than 50%.

The second step of the goodwill impairment test determines the amount of impairment loss by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied goodwill is determined in a manner similar to determining the amount of goodwill recognized in a business combination. Accordingly, we assigned the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. We performed that assignment process only for purposes of testing goodwill for impairment and did not write up or write down a recognized asset or liability, nor did we recognize a previously unrecognized intangible asset as a result of this allocation process. We determined that the carrying amount exceeded the implied fair value of that goodwill for the Teledrift reporting unit and recognized an impairment loss of $18.5 million, equal to that excess.

The following table summarizes the changes in our recorded goodwill by reporting units from December 31, 2007 through June 30, 2009:

	Reporting Units				Total
	Chemical and Logistics	Artificial Lift	Teledrift	Remaining Drilling Products segment
Goodwill	(in millions)
December 31, 2007	$11.6	$5.9	$—	$43.0	$60.5
Acquisition	—	—	46.5	-	46.5
Impairment	—	(5.9)	(12.6)	(43.0)	(61.5)

December 31, 2008	$11.6	$—	$33.9	$—	$45.5
Impairment	—	—	(18.5)	—	(18.5)

June 30, 2009	$11.6	$—	$15.4	$—	$27.0

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

There are significant inherent uncertainties and judgment involved in estimating the fair value of our reporting units. While we believe we have used reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that material changes could occur due to factors impacting the global financial markets and our industry in particular. If actual results are not consistent with our current estimates and assumptions, such as future sales, operating margins, growth rates and discount rates, we may be required to reassess our goodwill for impairment in future quarters.”

Intangible and Other Assets, page 48

9.	Please expand your discussion of other intangible assets to discuss the valuation method used in your impairment testing and to disclose the significant underlying assumptions. Include a sensitivity analysis of the material assumptions using other reasonably likely inputs.

Response: In future filings, the Company will include expanded disclosure related to other intangible assets to discuss the valuation method used in impairment testing and significant underlying assumptions.

Note 9 - Long-term Debt, page 78

10.	Please clarify the specific terms of conversion and clearly disclose other significant terms of the notes. The discussion should include concise but specific disclosure of the terms with significant accounting ramifications and sufficient to an understanding of implications of future cash flows and future financial statement impacts.

Response: The following disclosure, to be used in future filings, clarifies the specific terms of conversion and discloses other significant terms of the notes as of December 31, 2008:

“Convertible Senior Notes

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

On February 14, 2008, the Company issued $115.0 million in aggregate principal amount of its 5.25% Convertible Senior Notes due 2028 (the “Notes”). The Notes are guaranteed, jointly and severally, on a senior, unsecured basis by all of the Company’s subsidiaries. The net proceeds received from the issuance of the Notes was $111.8 million.

Interest on the Notes accrues at 5.25% per annum, and is payable semiannually in arrears on February 15 and August 15 of each year. The Company is also required to pay contingent interest to holders of the Notes during any six-month period from an interest payment date to, but excluding, the following interest payment date, commencing with the six-month period beginning on February 15, 2013, if the trading price of a Note for each of the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the Note. The amount of contingent interest payable per Note with respect to any such period will be equal to 0.50% per annum of the average trading price of such Note for the five trading days referred to above.

The Notes mature on February 15. 2028. On or after February 15, 2013, the Company may redeem for cash all or a portion of the Notes at a redemption price of 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest (including any contingent interest) to, but not including, the redemption date. Holders may require the Company to purchase all or a portion of their Notes on each of February 15, 2013, February 15, 2018 and February 15, 2023. In addition, if the Company experiences specified types of corporate transactions, holders may require the Company to purchase all or a portion of their Notes. Any repurchase of Notes pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest (including any contingent interest) to, but excluding, the purchase date.

The Notes are convertible into shares of the Company’s Common Stock at the option of the holder, subject to specified conditions. The conversion rate is 43.9560 shares per $1,000 principal amount of Notes (equal to a conversion price of approximately $22.75 per share), subject to adjustment. Upon conversion, the Company will deliver, at its option, either (1) shares of Common Stock, or (2) a combination of cash and shares of Common Stock.

The Company used the net proceeds from the issuance of the Notes to finance the acquisition of Teledrift and for general corporate purposes.

In applying FSP 14-1, $27.8 million of the carrying value of the Notes was reclassified to equity as of the February 2008 issuance date and offset by a related deferred tax liability of $10.6 million, assuming the effective tax rate at inception

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

of the Convertible Notes was 38%. This discount represents the equity component of the proceeds from the Notes, calculated assuming an 11.5% non-convertible borrowing rate. The discount will be accreted to interest expense over the expected term of five years, which is based on the call/put option on the debt at February 2013. Accordingly, $3.6 million of additional non-cash interest expense was recorded in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for the year ended December 31, 2008.”

11.	We note you issued 5.25% Convertible Senior Notes in February 2008. You state on page 42 the notes are guaranteed on a senior, unsecured basis by the Guarantors. Based on the Form 8-A12B filed on February 7, 2008, it appears that certain of your subsidiaries are guarantors of your public debt. If so, please tell us your consideration of providing financial statements pursuant to Rule 3-10 of Regulation S-X.

Response: All of the Company’s subsidiaries are guarantors of its public debt. All the subsidiary guarantors are 100% owned by the Company, the guarantees are full and unconditional, and the guarantees are joint and several. Therefore, pursuant to paragraph (f) of Rule 3-10 of Regulation S-X, subsidiary guarantor financials are not required so long as the Company’s financial statements are provided for the specified periods in Rule 3-10. In addition, since all of the Company’s subsidiaries are guarantors, and the Company is a holding company with no independent assets or operations, the consolidating footnote that would otherwise be required by Rule 3-10 is not required pursuant to instructions 1 and 2 to paragraph (f) of Rule 3-10.

Item 9A. Controls and Procedures, page 95

12.	We note your statement that “There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section ll.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Response: A form of the Amendment with revised disclosure related to the Company’s controls and procedures is attached hereto.

Item 15. Exhibits and Financial Statement Schedules, page 97

13.	We note that it appears you have not filed on EDGAR certain exhibits and schedules to the credit agreements you have filed as Exhibits 10.1, 10.16 and 10.21 to your Form 10-K. Please file complete copies of your credit agreements. See Item 601(b)(10) of Regulation S-K.

Response: The Company will file complete copies of the requested exhibits with its Form 10-Q for the Fiscal Quarter Ended September 30, 2009.

Exhibit 12 - Ratio of Earnings To Fixed Charges

14.	We note your ratio of earnings to fixed charges indicates less than a one-to-one coverage for the year ended December 31, 2008. In future filings where your ratio of earnings to fixed charges indicates less than a one-to-one coverage, please disclose the dollar amount of the deficiency. Refer to Item 503 of Regulation S K.

Response: The deficiency at December 31, 2008 was $41,080,000. In future filings, the Company will include the following deficiency disclosure: “Deficiency of earnings to cover combined fixed charges and preferred stock dividends.”

Exhibit 32.1 and 32.2

15.	The certifications provided under section 906 of the Sarbanes-Oxley Act are not dated. Please file a full amendment to the Form 10-K for the fiscal year ended December 31, 2008 that includes the proper certifications required by Items 601 (b)(32) of Regulation S-K.

Response: The certifications executed by the Chief Executive Officer and Chief Financial Officer in connection with the filing of the 10-K were dated, but the dates were inadvertently removed during EDGARization of the certifications. A form of the Amendment containing the required certifications is attached hereto.

Definitive Proxy Statement

General

16.	Please provide information pursuant to Item 404(a) and (b) and 407(e)(4) of Regulation S-K.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Response: There were no transactions with related persons during 2008 requiring disclosure pursuant to Item 404(a) of Regulation S-K. As a result of the absence of any such transactions, disclosure was not provided pursuant to Item 404(b) of Regulation S-K. In addition, no members of the Company’s compensation committee or management had relationships requiring disclosure under Item 407(e) of Regulation S-K.

In future filings, the Company will provide disclosure pursuant to Item 407(e)(4) of Regulation S-K. A redline of the Compensation Discussion and Analysis section of the Company’s Definitive Proxy Statement showing an example of such future disclosure is attached hereto.

Compensation Discussion and Analysis, page 11

17.	Please clarify the extent of your benchmarking practices. Although it appears that you engage in some benchmarking of base salaries, explain whether you apply these practices to other elements of your compensation program. To the extent you do benchmark other forms of compensation, please disclose where you target each element of compensation and where actual payments fall within the targeted parameters. Provide appropriate analysis and insight into specific payouts to the extent they fall outside the targeted parameters.

Response: In future filings, the Company will provide additional disclosure with respect to its benchmarking practices for executive compensation. A redline of the Compensation Discussion and Analysis section of the Company’s Definitive Proxy Statement showing an example of such future disclosure is attached hereto.

Base Salary, page 14

18.	We note that the base salaries of each of the named executive officers increased in 2008. For each named executive officer, please describe and quantify the individual performance objectives that served as the basis for the increases in base compensation.

Response: In future filings, the Company will provide additional disclosure with respect to the salaries of each of its named executive officers. A redline of the Compensation Discussion and Analysis section of the Company’s Definitive Proxy Statement showing an example of such future disclosure is attached hereto.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Annual Bonus Compensation, page 15

19.	Please revise to describe your annual bonus compensation including, for each of your named executive officers, the total amount of compensation the named executive officers were targeted to receive in 2008, the factors the compensation committee used to determine the total targeted amount of annual bonus compensation and why no payouts were made in 2008. We note disclosure that Mr. Jowett received a 2008 bonus. Please disclose the specific reasons why Mr. Jowett was awarded this form and level of compensation and discuss and analyze the reasons why the compensation committee determined that the bonus was appropriate in light of the factors it considered.

Response: In future filings, the Company will provide additional disclosure with respect to annual bonus compensation. A redline of the Compensation Discussion and Analysis section of the Company’s Definitive Proxy Statement showing an example of such future disclosure is attached hereto.

Mr. Jowett received a bonus in 2008 in connection with his new position as Interim Chief Financial Officer. The bonus was based on his increased responsibilities as such Interim Chief Financial Officer.

Equity Compensation, page 16

20.	For each named executive officer please expand the disclosure in the last paragraph on page 16 to include substantive analysis and insight into how the restricted stock and stock option awards were determined and provide insight into why the compensation committee determined that the levels of compensation were appropriate in light of the factors considered. Also, for each named executive officer, please describe and quantify the individual performance objectives that contributed to awards made under this compensation program.

Response: In future filings, the Company will provide additional disclosure with respect to incentive compensation. A redline of the Compensation Discussion and Analysis section of the Company’s Definitive Proxy Statement showing an example of such future disclosure is attached hereto.

Summary Compensation Table, page 20

21.	Please provide disclosure pursuant to the Instruction to Item 402(c)(2)(v) and (vi) for footnotes 1 and 2 in the summary compensation table.

Response: In future filings, the Company will provide this disclosure. An example of the revised disclosures of footnote 1 and 2 of Summary Compensation Table follows (with the new disclosure presented in italics for your reference):

(1) Represents the amounts recognized for financial reporting purposes in accordance with FAS 123R for the year ended December 31, 2008, related to

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

restricted stock awards made pursuant to our 2005 Long Term Incentive Plan. These amounts include awards granted during fiscal 2008 and reflect the proportionate amount of compensation for fiscal 2008 based on the vesting terms of the awards and the fair value of the awards on the date of grant. In 2008, forfeitures of $35,675 were recorded related to the resignation of Ms. Meier. The restricted stock awards are expensed over a vesting period for each respective grant. The grant date fair value of the restricted stock awards granted to Messrs. Dumas, Neyman, Reeves and Ms. Meier on March 28 and to Mr. Reeves on August 8 as determined pursuant to FAS 123R, was $15.14 and $16.44 per share, respectively. See Footnote 14 – Capital Stock of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for a description of the FAS 123R valuation.

(2) Represents the amounts recognized for financial reporting purposes in accordance with FAS 123R for the year ended December 31, 2008, related to stock options granted pursuant to our 2005 Long Term Incentive Plan. These amounts include stock options granted during fiscal 2008 and reflect the proportionate amount of compensation for fiscal 2008 based on the vesting terms of the awards and the fair value of the awards on the date of grant. In 2008, forfeitures of $21,478 were recorded related to the resignation of Ms. Meier. The grant date fair value of the stock option awards granted to Messrs. Dumas, Neyman and Reeves and Ms. Meier on March 28 and Mr. Reeves on August 8, 2008, as determined pursuant to FAS 123R, was $4.21 and $5.13 per share, respectively. See Footnote 14 – Capital Stock of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for a description of the FAS 123R valuation.

Option Exercises and Stock Vested, page 24

22.	We note that Mr. Dumas had a significant vesting event in 2008. Please disclose whether this had any impact on the decisions made by the compensation committee with respect to the 2008 compensation of Mr. Dumas.

Response: The retention grant made in 2005 to Mr. Dumas vested in 2008. The Compensation Committee did not consider the vesting of the 2005 grant when setting Mr. Dumas’ 2008 compensation. In future filings, the Company will include similar disclosure upon the occurrence of similar significant vesting events.

Director Compensation Table, page 26

23.	Please provide disclosure pursuant to the Instruction to Item 402(k)(2)(iii) and (iv) for footnotes 2, 3, 4 and 5 in the director compensation table.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Response: In future filings, the Company will provide this disclosure. An example of the revised disclosure of footnotes 2, 3, 4 and 5 of the Director Compensation Table follows (with the new disclosure presented in italics for your reference):

(2) Represents the amounts recognized for financial reporting purposes in accordance with the FAS 123R for the year ended December 31, 2008, related to restricted stock awards made pursuant to our 2005 Long Term Incentive Plan. These amounts include awards granted during the 2008 fiscal year and reflect the proportionate amount of compensation for the 2008 fiscal year based on the vesting terms of the awards and the fair value of the awards on the date of grant. The awards are expensed over a four-year period. The grant date fair value of the restricted stock awards granted during 2008, as determined pursuant to FAS 123R, was $22.75 per share for Messrs. Chisholm, Pittman, Stewart, Wilson and Ziegler and $13.90 per share for Messrs. Massey and McMahon. See our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for a description of the FAS 123R valuation. The aggregate number of stock awards outstanding at December 31, 2008 for each director was as follows: Mr. Chisholm – 4,160; Mr. Massey – 1,408; Mr. McMahan – 1,408; Mr. Pittman – 4,160; Mr. Stewart – 4,160; Mr. Wilson – 4,160; and Mr. Ziegler – 4,160.

(3) Represents the aggregate number of restricted stock awards outstanding at December 31, 2008, and the grant date fair value of such awards.

(4) Represents the amounts recognized for financial reporting purposes in accordance with FAS 123R for the year ended December 31, 2008, related to stock options granted pursuant to our 2005 Long Term Incentive Plan. These amounts include stock options granted during fiscal 2008 and reflect the proportionate amount of compensation for fiscal 2008 based on the vesting terms of the awards and the fair value of the awards on the date of grant. The grant date fair value of the stock options granted during 2008, as determined pursuant to FAS 123R, was $4.21 per share for Messrs. Chisholm, Pittman, Stewart, Wilson and Ziegler and $5.70 per share for Messrs. Massey and McMahon. See our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for a description of the FAS 123R valuation. The aggregate number of stock options outstanding at December 31, 2008 for each director was as follows: Mr. Chisholm – 32,760; Mr. Massey – 4,630; Mr. McMahan – 4,630; Mr. Pittman – 12,428; Mr. Stewart – 32,428; Mr. Wilson – 32,428; and Mr. Ziegler – 181,760.

(5) Mr. Ziegler resigned as a director in March 2009.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17

24.	As a result of recent net losses and decreased sales, it appears the evaluation of deferred tax assets is becoming an increasingly critical accounting estimate. In future filings, please discuss the uncertainties surrounding realization of the asset and material assumptions underlying your determination no valuation allowance is required.

Response: In future filings, the Company will provide additional disclosure that discusses the uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying the Company’s determination that no valuation allowance is required.

Capital Resources and Liquidity, page 23

25.	Given the decline in your operations as well as recent modifications of your credit agreement to amend financial covenants, please revise future filings to disclose the actual ratios as of each reporting date, alongside the required ratios. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections 1.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: In future filings, the Company will provide disclosure of actual ratios as of each reporting date, alongside required ratios, allowing readers to understand how much cushion there is between required ratios and actual ratios provided that the Company believes there is a possibility that a ratio or covenant will be breached within the next reporting period. The Company believes that its current disclosure adequately describes the consequences related to non-compliance with financial covenants and ratios. Please see “Financial Statements—Note 9,” “Financial Statements—Note 17,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Financing Activities” and “Risk Factors—We may not be able to generate sufficient cash flows to meet our debt service obligations or other liquidity needs, and we may not be able to successfully negotiate waivers or a new credit agreement to cure any covenant violations under our current credit

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

October 5, 2009

agreements” in the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2009. The Company will continue to evaluate its disclosure related to any potential non-compliance with its debt covenants or financial ratios and expand disclosure as necessary to provide the users of the Company’s financial statements with relevant and meaningful data that would assist them in evaluating the Company’s future compliance with the terms of its credit agreement.

26.	Given your declining sales and the limited amounts available under your credit facility as of June 30, 2009, please provide a discussion in future filings of your ability to fund capital expenditures, current operations, service your debt and pay dividends related to your preferred shares.

Response: In future filings, the Company will provide more robust disclosure related to its liquidity by providing greater discussion of key drivers contributing to changes in working capital. Within the liquidity section of Management’s Discussion and Analysis in the final paragraph of the Capital Resources and Liquidity section, the Company provided disclosure to the effect that Management believes the Company has adequate resources to through a combination of cash flows and available credit to meet its current obligations and debt repayment requirements. The Company will expand this disclosure in future filings to include a reference to capital expenditures.

Non-Cash Impairment, page 19

27.	You performed an interim impairment test of goodwill as of June 30, 2009. However, you do not discuss the contributing factors that indicated goodwill could be impaired. We have read your disclosure on page 8 that states “Due to the continued macro-economic conditions affecting the oil and gas industry and the financial performance of all of our reporting units, Management decided to test for evidence of impairment in the second quarter of 2009.” This disclosure is too general and does not provide insight into the specific economic factors that impacted your operations. In future filings please identify and quantify (if applicable) the contributing factors that you observed that indicated goodwill could be impaired.

Response: In future filings, the Company will provide more robust disclosure related to its interim impairment test of goodwill. The Company will identify and quantify (if applicable) the contributing factors that it observed that indicate a potential impairment of goodwill.